UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-5741



REPORT FOR PERIOD July 1, 2000 to September 30,2000 PURSUANT TO RULE 24



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY
Shreveport, Louisiana 71156

PUBLIC SERVICE COMPANY OF OKLAHOMA
Tulsa, Oklahoma 74102

CENTRAL POWER AND LIGHT COMPANY
Corpus Christi, Texas 78401





This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and Central Power and Light Company (CPL) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's, PSO's and CPL's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and CPL; (b) the amount of expenditures by month for direct labor cost, direct material cost, and indirect expenses for each of SWEPCO, PSO and CPL; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and CPL on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO and CPL detailing the work and charges associated with PSO and CPL rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and CPL. This report covers the period July 1, 2000 through September 30, 2000.



                                              3rd QUARTER 2000
                                    SWEPCO RAIL CAR MAINTENANCE FACILITY
                                               RULE 24 REPORT


A. NUMBER OF RAIL CARS SERVICED
                                         SWEPCO              PSO               CPL               TOTAL
            JULY                           301               399                 2                 702
            AUGUST                         561                55               118                 734
            SEPTEMBER                      583                 1               113                 697
                                   ---------------------------------------------------------------------------

            TOTAL                        1,445               455               233               2,133
                                   ===========================================================================

B. AMOUNT OF EXPENDITURES
    DETAIL                               SWEPCO              PSO               CPL               TOTAL
      DIRECT LABOR -
            JULY                         $21,695.39        $26,640.96            $84.46          $48,420.81
            AUGUST                        42,700.44          4,978.74             49.68             47,728.86
            SEPTEMBER                     56,994.22            641.33         10,016.37             67,651.92
                                   ---------------------------------------------------------------------------
            TOTAL                       $121,390.05        $32,261.03        $10,150.51         $163,801.59
                                   ===========================================================================

      DIRECT MATERIAL -
            JULY                         $72,588.32       $111,418.22            $40.35         $184,046.89
            AUGUST                       282,262.92         68,651.40         28,419.80            379,334.12
            SEPTEMBER                    273,889.22          3,488.22                -             277,377.44
                                   ---------------------------------------------------------------------------
            TOTAL                       $628,740.46       $183,557.84        $28,460.15         $840,758.45
                                   ===========================================================================

      OTHER DIRECT EXPENSES -
            JULY                         $69,201.02         $7,285.47        $29,940.49         $106,426.98
            AUGUST                       (39,969.04)       (14,928.93)         2,333.03          (52,564.94)
            SEPTEMBER                    (50,359.65)         1,666.18           (367.35)         (49,060.82)
                                   ---------------------------------------------------------------------------
            TOTAL                       ($21,127.67)       ($5,977.28)       $31,906.17           $4,801.22
                                   ===========================================================================

      INDIRECT EXPENSES SHARED ON
      COST RATIO
            JULY                         $33,306.56        $40,895.49           $126.36          $74,328.41
            AUGUST                        92,480.84         10,780.99            103.37          103,365.20
            SEPTEMBER                    121,392.90          1,366.00         21,333.96          144,092.86
                                   ---------------------------------------------------------------------------
            TOTAL                       $247,180.30        $53,042.48        $21,563.69         $321,786.47
                                   ===========================================================================

      TOTAL EXPENDITURES
            JULY                        $196,791.29       $186,240.14        $30,191.66         $413,223.09
            AUGUST                       377,475.16         69,482.20         30,905.88          477,863.24
            SEPTEMBER                    401,916.69          7,161.73         30,982.98          440,061.40
                                   ---------------------------------------------------------------------------
            TOTAL                       $976,183.14       $262,884.07        $92,080.52       $1,331,147.73
                                   ===========================================================================


C. COMPUTATION OF COST RATIO             SWEPCO              PSO               CPL               TOTAL
      JULY 2000
            DIRECT LABOR                 $21,695.39        $26,640.96            $84.46          $48,420.81
            COST RATIO                   44.81%            55.02%            00.17%             100.00%

      AUGUST 2000
            DIRECT LABOR                 $42,700.44         $4,978.74            $49.68          $47,728.86
            COST RATIO                   89.46%            10.43%            00.10%             100.00%

      SEPTEMBER 2000
            DIRECT LABOR                 $56,994.22           $641.33        $10,016.37          $67,651.92
            COST RATIO                   84.25%            00.95%            14.81%             100.00%


D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and CPL detailing charges associated with PSO and CPL rail cars are attached as Exhibits 1, 2 and 3.

                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 10th day of November, 2000.


                              SOUTHWESTERN ELECTRIC POWER COMPANY




                              By    /s/ Armando Pena
                                    --------------------------
                                        Armando Pena
                                        Treasurer

                                INDEX TO EXHIBITS




    Exhibit                                                        Transmission
    Number                     Exhibit                              Method


      1          July 2000 statement furnished by SWEPCO to         Electronic
                 PSO and CPL detailing PSO and CPL's rail car charges

      2          August 2000 statement furnished by SWEPCO to       Electronic
                 PSO and CPL detailing PSO and CPL's rail car charges

      3          September 2000 statement furnished by SWEPCO to    Electronic
                 PSO and CPL detailing PSO and CPL's rail car charges